UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                                  Rentech, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    760112102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Kevin Cook, Esq.
                        Pentagon Capital Management, Plc
                                 1 Knightsbridge
                            London, England SW1X 7LX
                               011-44-20-3100-9999

--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)




                                 March 13, 2009
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)




         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box.

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


--------------------------------------------------------------------------------
                               CUSIP No. 760112102
                                         ---------
--------- ----------------------------------------------------------------------
    1.    NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 1

          Asset Managers International Limited
--------- ----------------------------------------------------------------------

    2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A
          GROUP*

                                                                        (a) |X|

                                                                        (b) |_|
--------- ----------------------------------------------------------------------

   3.      SEC USE ONLY
--------- ----------------------------------------------------------------------

          SOURCE OF FUNDS  *
   4.
          WC
--------- ----------------------------------------------------------------------

   5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
          ----------------------------------------------------------------------

   6.      CITIZENSHIP OR PLACE OF ORGANIZATION
           British Virgin Islands
--------------------------------------------------------------------------------

     NUMBER OF

       SHARES

    BENEFICIALLY

      OWNED BY

        EACH

     REPORTING                  SOLE VOTING POWER
                      7.        7,876,468 shares
       PERSON

        WITH
                      ---------- -----------------------------------------------
                                 SHARED VOTING POWER

                      8.         0 shares
                      ---------- -----------------------------------------------

                                 SOLE DISPOSITIVE POWER

                      9.         7,876,468 shares
                      ---------- -----------------------------------------------

                                 SHARED DISPOSITIVE POWER

                      10.        0 shares
--------- ----------------------------------------------------------------------

   11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          7,876,468 shares
          ----------------------------------------------------------------------

   12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
--------- ----------------------------------------------------------------------

   13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          4.73%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*


          CO
--------- ----------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


--------------------------------------------------------------------------------
                               CUSIP No. 760112102
                                         ---------
--------- ----------------------------------------------------------------------
   1.     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 1

          Pentagon Capital Management, Plc
--------- ----------------------------------------------------------------------

          CHECK THE APPROPRIATE BOX IF A MEMBER OF A
          GROUP*
   2.                                                                   (a) |X|

                                                                        (b) |_|
--------- ----------------------------------------------------------------------

   3.      SEC USE ONLY
--------- ----------------------------------------------------------------------

   4.     SOURCE OF FUNDS  *

          WC
--------- ----------------------------------------------------------------------

   5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------- ----------------------------------------------------------------------

   6.       CITIZENSHIP OR PLACE OF ORGANIZATION
            England and Wales
--------------------------------------------------------------------------------

     NUMBER OF

       SHARES

    BENEFICIALLY

      OWNED BY

        EACH
                      7.         SOLE VOTING POWER
     REPORTING
                                 7,876,468 shares
       PERSON

        WITH
                      ---------- -----------------------------------------------
                                 SHARED VOTING POWER

                      8.         0 shares
                      ---------- -----------------------------------------------

                                 SOLE DISPOSITIVE POWER

                      9          7,876,468
                      ---------- -----------------------------------------------

                                 SHARED DISPOSITIVE POWER

                      10.        0 shares
--------------------------------------------------------------------------------
   11
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          7,876,468 shares
--------------------------------------------------------------------------------

   12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          ----------------------------------------------------------------------

   13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          4.73%
--------------------------------------------------------------------------------
   14.    TYPE OF REPORTING PERSON*


          CO
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


--------------------------------------------------------------------------------
                               CUSIP No. 760112102
                                         ---------
--------- ----------------------------------------------------------------------
    1.    NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 1

          Lewis Chester
--------- ----------------------------------------------------------------------

     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A
          GROUP*
                                                                        (a) |X|

                                                                        (b) |_|
--------- ----------------------------------------------------------------------
   3.
          SEC USE ONLY
--------- ----------------------------------------------------------------------

   4.     SOURCE OF FUNDS  *

          WC
--------- ----------------------------------------------------------------------
   5
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------- ----------------------------------------------------------------------

   6.     CITIZENSHIP OR PLACE OF ORGANIZATION
          United Kingdom
--------------------------------------------------------------------------------

     NUMBER OF

       SHARES

    BENEFICIALLY

      OWNED BY

        EACH

     REPORTING          7.       SOLE VOTING POWER
                                 0 shares
       PERSON

        WITH
                      ---------- -----------------------------------------------
                        8.        SHARED VOTING POWER

                                  7,876,468 shares
                      ---------- -----------------------------------------------

                        9.        SOLE DISPOSITIVE POWER

                                  0 shares
                      ---------- -----------------------------------------------

                         10.      SHARED DISPOSITIVE POWER

                                  7,876,468 shares
--------- ----------------------------------------------------------------------

   11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          7,876,468 shares
--------- ----------------------------------------------------------------------

   12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
--------- ----------------------------------------------------------------------

   13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          4.73%
--------- ----------------------------------------------------------------------
   14.    TYPE OF REPORTING PERSON*


          IN
--------- ----------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------------------------------------------------------------

                               CUSIP No. 760112102
                                         ---------
--------- ----------------------------------------------------------------------
    1.    NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 1

          Jafar Omid
--------- ----------------------------------------------------------------------

     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A
          GROUP*
                                                                        (a) |X|

                                                                        (b) |_|
--------- ----------------------------------------------------------------------

    3.    SEC USE ONLY
--------- ----------------------------------------------------------------------

    4.    SOURCE OF FUNDS  *

          WC
--------- ----------------------------------------------------------------------

   5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------- ----------------------------------------------------------------------

   6.     CITIZENSHIP OR PLACE OF ORGANIZATION
          United Kingdom
--------------------------------------------------------------------------------

     NUMBER OF

       SHARES

    BENEFICIALLY

      OWNED BY

        EACH

     REPORTING         7.        SOLE VOTING POWER
                                 0 shares
       PERSON

        WITH
                      ---------- -----------------------------------------------
                        8.       SHARED VOTING POWER

                                 7,876,468 shares
                      ---------- -----------------------------------------------

                       9.        SOLE DISPOSITIVE POWER

                                 0 shares
                      ---------- -----------------------------------------------

                                 SHARED DISPOSITIVE POWER

                      10.        7,876,468 shares
--------- ----------------------------------------------------------------------

   11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          7,876,468 shares
--------- ----------------------------------------------------------------------

   12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
--------- ----------------------------------------------------------------------

   13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          4.73%
--------- ----------------------------------------------------------------------
   14.   TYPE OF REPORTING PERSON*


          IN
--------- ----------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


This Amendment No. 1 amends the Statement on Schedule 13D relating to the Common Stock (the "Common Stock") of Rentech, Inc. (the "Company"), a company organized and existing under the laws of the State of Colorado filed by Asset Managers International Limited ("AMIL"), Pentagon Capital Management, Plc ("Pentagon"), Lewis Chester ("Chester") and Jafar Omid ("Omid") on December 12, 2007. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto on the Statement on Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended as follows:

The aggregate amount of funds used, since the date on which the Statement on
Schedule 13D was filed, to purchase the shares of Common Stock held by AMIL was $1,916,037.19, which reflects the incurrence of brokerage commissions on some of the share purchases. The source of funds used to purchase such shares was working capital of AMIL.

Item 5.   Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

         (a) The aggregate percentage of the outstanding shares of Common Stock reported owned by the Reporting Persons is based upon 166,583,015 shares of Common Stock outstanding as of February 9, 2009, as reported in the Company's Form 10-Q for quarterly period ended December 31, 2008.

         As of March 20, 2009, the Reporting Persons beneficially own through AMIL 7,876,468 shares of Common Stock, 4.73% of the shares outstanding.

         (b) AMIL has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the 7,876,468 shares of the Common Stock, which power is jointly exercisable by Chester and Omid as the control persons of Pentagon, the investment manager for AMIL with the power to vote the Common Stock.

         (c) The following transactions in the Company's common stock have been effected in the preceding 60 days.

             On March 3, 4, 5, 6, 9, 10, 11, 12, 13, 16, 17, 18, 19, and
20, AMIL sold 263,332 shares of Common Stock. These transactions, set forth below, were effected by AMIL's broker in the open market.

Date                       No. of Shares Sold                 Per Share Price

March 3, 2009              12,000                             $0.6250
March 4, 2009              21,400                             $0.5993
March 5, 2009              24,500                             $0.5465

March 6, 2009              24,500                             $0.5509
March 9, 2009              19,000                             $0.5343
March 10, 2009             21,200                             $0.5650
March 11, 2009             26,700                             $0.5223
March 12, 2009             17,093                             $0.5279
March 13, 2009             10,739                             $0.5947
March 16, 2009             18,300                             $0.5464
March 17, 2009             17,700                             $0.5359
March 18, 2009             18,000                             $0.5635
March 19, 2009             17,900                             $0.5891
March 20, 2009             14,300                             $0.6145

         (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

         (e) On September 3, 2008, the Reporting Persons ceased to be the beneficial owners of more than 5% of the shares outstanding.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

                  Item 6 is hereby amended and restated to read as follows:

                  None.

Item 7.           Material to be Filed as Exhibits.

                  Item 7 is hereby amended and restated to read as follows:

                  Exhibit 1: Joint Filing Agreement dated as of December 11, 2007 by and among the Reporting Persons.

                                   SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   March 23, 2009

                        Asset Managers International Ltd.

                        by Hamilton Fiduciary Services, a director

                        By:  /s/  R. Arliss Francis
                        ---------------------------------------------
                            Name:  R. Arliss Francis
                            Title:  Authorized Signatory

                        Pentagon Capital Management, Plc


                        By: /s/ Jafar Omid
                        -------------------------------------------
                           Name: Jafar Omid
                           Title: Director


                        /s/ Lewis Chester
                        -------------------------------------------
                        Lewis Chester


                        /s/ Jafar Omid
                        -------------------------------------------
                        Jafar Omid

                                                                       Exhibit 1
                             Joint Filing Agreement

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Rentech, Inc. and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

In witness whereof, the undersigned hereby execute this Agreement this 12th day of December, 2007.


                        Asset Managers International Ltd.


                        By:  /s/ John Walley
                        ------------------------------------------------
                            Name: John Walley
                            Title:  Alternate Director

                        Pentagon Capital Management, Plc


                        By:  /s/ Jafar Omid
                        ------------------------------------------------
                             Name: Jafar Omid
                             Title: Director


                         /s/ Lewis Chester
                        ------------------------------------------------
                         Lewis Chester


                         /s/ Jafar Omid
                         -----------------------------------------------
                         Jafar Omid